September 24, 2018

Mark S. Elliott
Chief Financial Officer/Chief Operating Officer
Level Brands, Inc.
4521 Sharon Road, Suite 450
Charlotte, NC 28211

       Re: Level Brands, Inc.
           Draft Registration Statement
           Submitted September 11, 2018
           CIK 0001644903

Dear Mr. Elliott:

       We have limited our review of your registration statement to those issues that we have addressed in our comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Draft Registration Statement submitted September 11, 2018

General

1. Because you are ineligible to conduct an at the market offering under Rule 415(a)(4) of
       Regulation C, your offering must be conducted at a fixed price for the duration of the offering. Please confirm your understanding. In addition, please amend the registration statement to include all non-430A information before requesting effectiveness of the registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.
 Mark S. Elliott
Level Brands, Inc.
September 24, 2018
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

       You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Jay E. Ingram,
Legal Branch Chief, at (202) 551-3397 with questions.



                                                          Sincerely,
FirstName LastNameMark S. Elliott
                                                          Division of
Corporation Finance
Comapany NameLevel Brands, Inc.
                                                          Office of
Manufacturing and
September 24, 2018 Page 2                                 Construction
FirstName LastName